UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SIMPLE TECH, INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

82881L204

(CUSIP Number)

Aviad Krief
2829 Bird Avenue, Suite 12, Miami, Florida 33133

Telephone: (305) 529-4888

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82881L204

1.      NAMES OF REPORTING PERSONS.                          Maria C. Maz

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)      ☐

     (b)      ☐

3.      SEC USE ONLY

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)                          PF

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      ☐

6.      CITZENSHIP OR PLACE OF ORGANIZATION                     United States of America

NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.          SOLE VOTING POWER                       25,000,000

8.      SHARED VOTING POWER                                  0

9.      SOLE DISPOSITIVE POWER                25,000 ,000

     10.      SHARED DISPOSITIVE POWER                                 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,000,000 shares of common stock

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39% of the issued and outstanding shares of common stock (based on 63,808,000 shares of the      Issuer's common stock outstanding as June 16, 2009).

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock $0.0001 par value, of Simple Tech, Inc., a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 5348 Vegas Drive, Las Vegas, Nevada, 89108.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Maria C. Maz (the "Reporting Person").

(b) The business address [or residence] of the Reporting Person is: 4801 Alhambra Circle, Coral Gables, Florida, 33146.

(c) The present principal occupation of the Reporting Person is: Management Consultant.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person purchased 25,000,000 shares of the Issuer's common stock from Mr. Israel Basson, a chartered accountant and auditor in Israel, for the total consideration of US$25,000 pursuant to the terms of a share purchase agreement (a copy of which is attached hereto) in connection with her spouse’s appointment to the Issuer’s board of directors. The consideration for the acquisition was paid from the personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the shares by the Reporting Person was for investment in the Issuer.

(a) While the Reporting Person has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as she deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b) Other than the Reporting Person’s interest in the Issuer, the Reporting Person has no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) While the Reporting Person has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d) The Reporting Person has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The Reporting Person has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f) The Reporting Person has no plans or proposals to make any other material change in the issuer’s business or corporate structure.

(g) The Reporting Person has no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) The Reporting Person has no plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person has no plans or proposals to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 63,808,000 issued and outstanding shares of common stock as of June 16, 2009. The Reporting Person directly owns 25,000,000 shares (representing 39%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5(a).

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person and a relation of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The share purchase agreement dated June 16, 2009 between Mr. Israel Basson and the Reporting Person is attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2009

Date

/s/ Maria C. Maz

Signature

Maria C. Maz

Name